

March 18, 2015

David Schaeffer
Chief Executive Officer
Cogent Communications Holdings, Inc.
1015 31st Street, NW
Washington, D.C. 20007

> **Re: Cogent Communications Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2015**
> **File No. 000-51829**

Dear Mr. Schaeffer:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3 – Non-Binding Vote on the Bylaw Amendment for Litigation Forum, page 5

1.   Please revise your disclosure to provide a balanced overview of the advantages and disadvantages to shareholders of the exclusive forum provision in your bylaws.

Proposal 4 – Non-Binding Vote on the Bylaw Amendment Concerning Litigation Costs, page 6

2.   Please revise your disclosure to provide a balanced overview of the advantages and disadvantages to shareholders of the provision in your bylaws that seeks to award attorney's fees to the company if the company prevails in litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Brian Miller, Esq.
    Latham & Watkins LLP